

Mail Stop 3561

May 31, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Barry C. Kaye
Coates International, LTD.
Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

> **Re: Coates International, LTD**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 000-33155**

Dear Mr. Kaye:

      We have reviewed your response dated May 22, 2007 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

General
1. Please file your response dated May 22, 2007 and all future correspondence via
    EDGAR.

Item 1. Description of Business

Material Agreements

Transaction with Duchess Private Equities Fund, Ltd, page 6
2. Your disclosure here references "this registration statement." Please revise to clarify
    as this document is not a registration statement. Your language is confusing.

Note 1 – Deferred Licensing Costs, page F-10

3. We have reviewed your response to our previous comment 5 as well as the copy of
    the letter from your previous independent accountant that you propose to file as an
    Exhibit. However, we are unable to agree with your conclusion that the accounting
    change you propose is preferable, either as a general rule or in your specific
    circumstances. Further, we note your proposal to capitalize only certain costs for
    new patent protection in foreign countries. This accounting treatment does not
    appear to constitute a consistent "accounting policy." Please revise to resume
    expensing such costs in accordance with your original accounting policy as it
    constitutes the preferable method. In this regard, if the impact of your practice of
    selective cost capitalization was material to the financial statements, please restate the
    fiscal years impacted. If you believe that the impact of your accounting practice was
    immaterial, provide us with an analysis in support of your conclusion. Please see the
    staff's related comment below when preparing your analysis.

4. Further, if the impact of this practice upon prior periods is determined to be
    immaterial, please revise your accounting policy disclosure to clearly state that it is
    your policy to expense all such costs. You should also state, if true, that costs
    associated with certain new foreign patents were capitalized in fiscal 2005 and 2006
    only but that the impact of capitalization was not material to the financial statements.
    With regard to your Form 10-QSB for the quarter ended March 31, 2007, as the
    capitalized costs appear to be immaterial, we will not object if you elect to reverse
    these costs to expense in your next Form 10-QSB. Please explain in an accounting
    policy footnote that your policy is to expense these costs in that filing as well.

Note 17 – Related Party Transactions, page F-20

5. Refer to our previous comments 6 and 7. Please note that, although the examples provided in SAB Topic 5T relate to specific expenses paid on behalf of a company by significant shareholders, the staff believes amounts received from significant shareholders for "general working capital" also are subject to the provisions of the standard by analogy. The underlying principal of SAB Topic 5T is that the payment of expenses of the company through contributions by stockholders provides a benefit to the stockholders through the enhancement or maintenance of the value of the stockholders' investment. Provision of moneys for working capital would provide such enhancement. As such, the provision of general working capital directly by significant shareholders, and by the Coates Trust, whose beneficiaries are significant shareholders, would be subject to the accounting provision of SAB Topic 5T; specifically, interest expense should be imputed and considered as a capital contribution. You state in your response that the amounts for the fiscal year ended December 31, 2006 are not material; however, we note from the analysis provided that the aggregate amount of these errors is approximately $7,499, and that this amount represents 1.3% of revenue for fiscal 2006. Although you may not consider this quantitatively material to 2006, a materiality analysis under SAB 99 (Topic 1M) requires both quantitative and qualitative analysis to be performed on such amounts. These amounts appear to be qualitatively material as it seems that, at least in part, your ability to obtain working capital has been dependent on these funding sources. Further, SAB 108 (Topic 1N) requires the registrant's materiality evaluation of an identified unadjusted error to quantify the effects of the identified unadjusted error on both an annual ("rollover") and cumulative ("iron curtain") basis. As such, please re-perform your materiality assessment of this error to include the financial statement impact on a cumulative basis. Please provide us with a brief summary of the results of such analysis, including the cumulative imputed interest expense on all amounts received from significant shareholders for specific expenses or "general working capital," and your materiality assessment performed under the guidance provided in SAB 99. Should you still believe the resultant change is immaterial, please revise your disclosure in your financial statements to so state.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other concerns

Sincerely,

David R. Humphrey
Branch Chief